SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission File Number: 1-7775

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

COAL COMPANY SALARY DEFERRAL

AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof.

1.	Statement of Net Assets Available for Benefits

2.	Statement of Changes in Net Assets Available for Benefits

3.	Notes to Financial Statements

4.	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits. The following exhibits are filed as part of this annual report:

Exhibit 23.1 - Consent of Ernst & Young LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

By:	A.T. MASSEY COAL COMPANY, INC.
Its:	Named Fiduciary

By:	/s/ John M. Poma
John M. Poma
Vice President, Human Resources
Named Fiduciary’s Designee

Dated: June 29, 2005

COAL COMPANY SALARY DEFERRAL AND

PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

with Report of Independent Registered Public Accounting Firm

Coal Company Salary Deferral and Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Board of Directors

A.T. Massey Coal Company, Inc.,

Named Fiduciary of

Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Richmond, Virginia

June 17, 2005

Coal Company Salary Deferral and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Investments, at fair value	$147,406,863	$137,261,922

Receivables:
Contributions due from employer	—	70,770

Total receivables	—	70,770

Net assets available for benefits	$147,406,863	$137,332,692

See accompanying notes.

Coal Company Salary Deferral and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Employer contributions	$2,805,060
Employee contributions	10,356,540
Investment income	2,801,079
Net appreciation in fair value of investments	10,794,920

Total additions	26,757,599

Deductions:
Withdrawals by participants	(16,683,428)

Net increase	10,074,171

Net assets available for benefits at beginning of year	137,332,692

Net assets available for benefits at end of year	$147,406,863

See accompanying notes.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Plan Description

The following description of the Coal Company Salary Deferral and Profit Sharing Plan, as amended, (the Plan) provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions and definitions of certain terms referenced herein.

General

The Plan is a contributory defined contribution plan established effective January 1, 1985 by A. T. Massey Coal Company, Inc., (the Company or the Plan Sponsor), a wholly owned subsidiary of Massey Energy Company and is administered by the Company for the benefit of eligible employees of the Company and certain of its directly and indirectly owned subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

Eligible employees may begin participation on any date after hire.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, net of fund management fees. Allocations of earnings are based on Participant account balances within each fund. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account balance.

Contributions and Vesting

Participants may elect to defer up to 15% of their compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code. The Plan Sponsor contributes 30% of the first 10% of compensation that a Participant contributes to the Plan with the exception of those employed at a new above ground operation reopened or acquired on or after October 1, 2003. Effective October 1, 2003, the Plan Sponsor contributes 10% of the first 10% of compensation that a Participant employed at a new above ground operation contributes to the Plan.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions and Vesting (continued)

The Plan Sponsor also may continue to contribute a discretionary amount to the Plan each year as determined by the Plan Sponsor’s management.

The Matching Account for a Participant who was an Employee on September 30, 2001, is fully vested and nonforfeitable at all times. The Discretionary Matching Account and Matching Account for an individual who was hired on or after October 1, 2001 shall become fully vested if the Participant dies or reaches his Normal Retirement Age while employed by the Plan Sponsor or any of its participating subsidiaries. Otherwise, such Participant shall vest 20% after two years of service and then shall vest 20% each year after the first two years until fully vested.

Upon enrollment in the Plan, Participants may direct their investments to any of the Plan’s fund options. Participants may change their investment options daily.

Distributions

Participants may obtain distributions from their accounts, subject to certain restrictions, upon termination of employment, retirement, upon reaching age 59 1/2, or by incurring a disability or hardship, as defined by the Plan. Designated beneficiaries are entitled to receive the Participant’s unpaid benefits upon the death of the Participant.

Loans to Participants

Effective December 31, 2001, the provision to grant new loans to Participants was eliminated. Prior to that date, loans were made from the Participant’s account and secured by the Participant’s remaining account balance. Participants were permitted to borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of 50% of the Participant’s account or $50,000 in accordance with the Department of Labor’s regulations on loans to Participants. Loans bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless the loan was used to purchase the Participant’s primary residence, in which case the loan term may not exceed 10 years. Principal and interest is paid ratably through regular payroll deductions. Loans to terminated Participants and loans in default are treated as distributions to the Participant.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would receive the full value of their individual account.

2. Summary of Accounting Policies

Accounting Method

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value which equals the quoted market price the last day of the year. Common trusts are valued at quoted redemption values determined by AMVESCAP National Trust Company (the Trustee). Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Administrative Expenses

Expenses of the Plan are paid by the Plan Sponsor.

3. Investments

All of the Plan’s investments are held in a trust fund administered by the Trustee. At December 31, 2004 and 2003, investments in each fund (including short-term investments allocated to such funds) consisted of the following:

	December 31
	2004	2003
Invesco Core Fixed Income Trust	$27,626,508	$29,066,625
American Balanced Fund	29,556,269	27,137,369
Invesco Stable Value Trust	27,349,863	26,183,078
American Fundamental Investors	27,946,098	24,965,793
AIM Constellation Fund	16,082,477	15,993,774
Massey Energy Stock Fund	8,904,696	5,796,706
Pimco Renaissance Fund	5,778,054	3,880,903
Vanguard 500 Fund	3,313,052	2,362,017
Loan Fund	849,846	1,875,657

	$147,406,863	$137,261,922

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in value by $10,794, 920 as follows:

Year ended December 31, 2004
American Fundamental Investors	$2,896,927
American Balanced Fund	1,131,023
AIM Constellation Fund	946,450
Massey Energy Stock Fund	3,777,942
Pimco Renaissance Fund	623,285
Invesco Core Fixed Income Trust	1,179,252
Invesco Stable Value Trust	15
Vanguard 500 Fund	240,026

$10,794,920

4. Related Party Transactions

Certain Plan assets are invested in the Plan Sponsor stock or funds sponsored by the Trustee. Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. A qualified plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

6. Subsequent Events

Effective January 1, 2005, Participants may elect to defer up to 75% of their compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code.

Supplemental Schedule

Coal Company Salary Deferral and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)**

Employer Identification Number 54-0295165, Plan Number 002

Year ended December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common/Collective Trusts:
Invesco Core Fixed Income Trust*	869,305 shares	$27,626,508
Invesco Stable Value Trust*	27,349,863 shares	27,349,863

Total Common/Collective Trusts		$54,976,371

Registered Investment Companies:
American Balanced Fund	1,642,015 shares	$29,556,269
American Fundamental Investors	866,546 shares	27,946,098
AIM Equity Funds, Inc. – Constellation Fund Class A	704,136 shares	16,082,477
Pimco Funds Multi Manager –Renaissance Fund Class A	217,057 shares	5,778,054
Vanguard 500 Index Fund	29,676 shares	3,313,052

Total Registered Investment Companies		$82,675,950

Common Stock Fund:
Massey Energy Company*	253,190 units	$8,904,696

Participant Loans*	Interest rates range from 7% to 11.5%; maturity dates vary with remaining terms of 1 to 10 years	$849,846

Grand Total		$147,406,863

*	Party-in-interest.
**	Historical cost is not required as all investments are participant directed.